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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ViaCell, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92554J105 (CUSIP Number)

January 26, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92554J105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Amgen Inc. 95-3540776
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 2,500,000 shares 6. Shared Voting Power 0 7. Sole Dispositive Power 2,500,000 shares 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92554J105

Item 1.	(a)	Name of Issuer: ViaCell, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 245 First Street Cambridge, MA 02142

Item 2.	(a)	Name of Person Filing: Amgen Inc.

	(b)	Address of Principal Business Office: One Amgen Center Drive Thousand Oaks, CA 91320-1799

	(c)	Citizenship: a Delaware corporation

	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)

	(e)	CUSIP Number: 92554J105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

CUSIP No. 92554J105

Item 4.	Ownership

(a) Amount Beneficially owned: 2,500,000 shares

(b)

Percent of class:

Amgen Inc. may be deemed the beneficial owner of approximately 6.5% of the outstanding shares of the Common Stock. The calculation of the percentage is based on the number of shares of the Common Stock shown as being outstanding as of November 11, 2005 on the Form 10-Q filed by ViaCell, Inc. with the Securities and Exchange Commission on November 14, 2005.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,500,000 shares

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,500,000 shares

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification Not applicable

CUSIP No. 92554J105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2006 AMGEN INC.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary